SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009
______________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange dated December 4, 2009 regarding declaration of acquisition

Telefónica de Argentina S.A.

In the City of Buenos Aires, December 4, 2009

To
Bolsa de Comercio de Buenos Aires
(Stock Exchange of the City of Buenos Aires)

Ref.: Declaration of Acquisition

Dear Sirs,

We have the pleasure to address to you on behalf of Telefónica de Argentina S.A., having established domiciled at Avenida Ingeniero Huergo 723, ground floor, in the City of Buenos Aires, in compliance with the provisions set forth in section 23 of the Regulation of the Buenos Aires Stock Exchange.

In this regard, we inform you that on December 3, 2009, the Comisión Nacional de Valores (Argentine Securities and Exchange Commission) resolved to approve the Unilateral Declaration of Acquisition made by Telefónica S.A. under the terms established by section 28 of Executive Order No. 677/01 regarding the shares of Argentina S.A. present held by the minority shareholders.

Yours sincerely,

/s/ Pablo Llauró
Pablo Llauró Attorney-in-fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	December 4, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel